UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

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First Albany Companies Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

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Restricted Shares of Company Common Stock, Par Value $0.01,

Granted to Eligible Employees Under the First Albany Companies Inc. 1999 Long-Term Incentive Plan, the First
Albany Companies Inc. 2001 Long-Term Incentive Plan and the First Albany Companies Inc. Restricted Stock
Inducement Plan

(Title of Class of Securities)

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318465-10-1

(CUSIP Number of Underlying Class of Securities)

Patricia Arciero-Craig

677 Broadway, Albany, New York, 12207

Telephone: (518) 447-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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Copy to:

Arthur H. Kohn

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

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CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,467,883.46	$45.06
•

Calculated solely for purposes of determining the filing fee. This amount assumes that the restricted stock award agreements which granted 900,542 eligible restricted shares of Common Stock of First Albany Companies Inc. will be rescinded pursuant to this offer for an award of stock appreciation rights relating to 2,701,626 shares of Common Stock. The value of such restricted shares was calculated by reference to the average of the high and low sales price for a share of Common Stock as reported on NASDAQ on March 23, 2007.

•	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.
[ _ ]

Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [ _ ] Not applicable.	Filing party: [ _ ] Not applicable.
Form or Registration No.: [ _ ] Not applicable.	Date filed: [ _ ] Not applicable.

[ _ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ _ ] [ X ] [ _ ] [ _ ] [ _ ]	third party tender offer subject to Rule 14d-l.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.

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Item 1.	Summary Term Sheet.

The information set forth in “Summary Term Sheet”, dated March 27, 2007 and attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)   The name of the issuer is First Albany Companies Inc., a corporation organized under the laws of New York (the “Company”), the address of its principal executive offices is 677 Broadway, Albany, New York, 12207, and the telephone number of its principal executive offices is (518) 447-8500.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Employees (as defined in “Terms of the Offer” dated March 27, 2007 and attached hereto as Exhibit (a)(1)) of the opportunity to rescind certain restricted stock award agreements (the “Restricted Stock Award Agreements”) held by Eligible Employees that grant (or granted) a right to receive Eligible Restricted Shares (as defined in Terms of the Offer) for an award of stock appreciation rights (the “Stock Appreciation Right”), relating to common stock of the Company, par value $0.01 (the “Common Stock”), to be granted under either the 1999 Plan and the 2001 Plan (as defined in the Terms of the Offer) or under a new equity plan (incorporating the terms of the former Plans) (the “Proposed Plan”) if the Proposed Plan is approved by the Company’s shareholders at the 2007 Annual Meeting of Shareholders, upon the terms and subject to the conditions described in the Terms of the Offer and the related acceptance letter (the “Acceptance Letter”), attached hereto as Exhibit (a)(3), the related withdrawal letter (the “Withdrawal Letter”) attached hereto as Exhibit (a)(4), (which together shall constitute the “Offer”).

The information set forth in the Terms of the Offer under “The Offer” and “Definitions” is incorporated herein by reference.

The information set forth in the Terms of the Offer under “Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)   The information set forth in the Terms of the Offer under “The Offer”, “Definitions”, “Consideration”, “Other Material Terms of the Stock Appreciation Rights”, “Agreement to Revise Change in Control Definition”, “Rights with Respect to Eligible Restricted Shares”, “Remaining Restricted Shares”, “Conditions of the Offer”, “Offer Expiration”, “Procedures for Tendering Eligible Restricted Stock Awards”, “Procedures for Withdrawing Tendered Restricted Stock Awards”, “Material U.S. Federal Income Tax Consequences”, “Accounting Consequences of the Offer” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

The information set forth in the Terms of the Offer under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Shares and our Common Stock” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Terms of the Offer under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Shares and our Common Stock” is incorporated herein by reference. The Company has outstanding stock options under the First Albany Companies Inc. 1989 Stock Incentive Plan, stock options and restricted stock awards outstanding under the 1999 Plan, the 2001 Plan and the First Albany Companies Inc. 2003 Non-Employee Directors Stock Plan, restricted stock awards outstanding under the Descap Plan (as defined in the Terms of the Offer), and deferred share units outstanding under the First Albany Companies Inc. 2005 Deferred Compensation Plan for Key Employees, the First Albany Companies Inc. 2005 Deferred Compensation Plan for Professional and Other Highly Compensated Employees, the First Albany Companies Inc. Deferred Compensation Plan for Key Employees and the First Albany Companies Inc. Deferred Compensation Plan for Professional and Other Highly Compensated Employees (f/k/a the First Albany Companies Inc. Deferred Compensation Plan (Non-ERISA)). In addition, purchasers of the Company’s senior notes dated June 13, 2003 for $10 million (the “Senior Notes”) hold 437,000 warrants to purchase the Company’s common stock, which are exercisable between $10.08 and $11.54 per share through June 13, 2010. The Senior Notes were repaid in full in March 2006. In connection with the Company’s acquisition of Descap in 2004, the Company agreed to pay the sellers (the “Sellers”) in the transaction an earnout payment (the “Earnout Payment”) for each of the years ending May 31, 2005 through May 31, 2007, which can be paid in cash, provided that the Company has the right to pay up to seventy-five percent (75%) of each Earnout Payment in the form of shares of Company common stock. The amount of any Earnout Payment that the Company elects to pay in the form of Company common stock cannot exceed $3.0 million and the amount paid in satisfaction of the aggregate for all Earnout Payments cannot exceed $6.0 million. Finally, also in connection with the Company’s acquisition of Descap in 2004, the Company issued 549,476 shares of its common stock which provides the Sellers the right (“put rights”) to require the Company to purchase back the shares issued at a price of $6.14 per share. The Company also has the right to purchase back these shares from the Sellers at a price of $14.46 (“call rights”). The put and call rights expire on May 31, 2007. In June 2006, certain of the Sellers exercised their put rights and the Company repurchased 532,484 of such shares.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)   The information set forth in the Terms of the Offer under “Purpose of the Offer” is incorporated herein by reference.

The information set forth in the Terms of the Offer under “The Offer” and “Rights with Respect to Eligible Restricted Shares and the Plans” is incorporated herein by reference.

As disclosed in its Current Reports on Form 8-K filed on March 6, 2007 and March 12, 2007, the Company announced the agreement for the sale of the Municipal Capital Markets Group of its wholly owned subsidiary, First Albany Capital Inc., to DEPFA BANK plc for $12

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million in cash and the related purchase by DEPFA of its subsidiary’s municipal bond inventory used in the business, which is expected to range in value at closing from between $150-200 million. In connection with this transaction, DEPFA will assume the rights to the name “First Albany” and the Company will operate under a new name to be announced. The closing of the transaction is subject to DEPFA obtaining a US broker-dealer license, regulatory approvals and other customary conditions. The transaction is currently expected to close in the third quarter.

Except as set forth in this Item 6(a) and the Terms of the Offer under “Information Concerning the Company”, the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)   The information set forth in the Terms of the Offer under “The Offer”, “Definitions”, “Consideration” and “Conditions of the Offer” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)   The information set forth in the Terms of the Offer under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Shares and our Common Stock” is incorporated herein by reference.

(b)	The information set forth in Item 8(a) above is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

The information set forth in the Terms of the Offer under “Information Concerning the Company”, the information set forth in on pages 19-34 and 40-78 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 as filed on March 14, 2007, and the information set forth in the Company’s Current Report on Form 8-K filed on February 20, 2007 is incorporated herein by reference.

Item 11.	Additional Information.

(a)   The information set forth in the Terms of the Offer under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Shares and our Common Stock” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Not applicable.

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Item 12.	Exhibits.
(a)	(1) Terms of the Offer, dated March 27, 2007.

(2) Letter to all eligible employees from Peter McNierney, dated March 27, 2007.

(3) Form of Acceptance Letter.

(4) Form of Withdrawal Letter.

(5) Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 1999 Long-Term Incentive Plan (Change of Control-Single Trigger).

(6) Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 1999 Long-Term Incentive Plan (Change of Control-Double Trigger).

(7) Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 2001 Long-Term Incentive Plan (Change of Control-Single Trigger).

(8) Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 2001 Long-Term Incentive Plan (Change of Control-Double Trigger).

(b)	Not applicable.
(d)	(1) The First Albany Companies Inc. 1989 Stock Incentive Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed May 20, 1999).

(2) The First Albany Companies Inc. 1999 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).

(3) The First Albany Companies Inc. 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed July 31, 2002).

(4) The First Albany Companies Inc. 2003 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed June 2, 2003).

(5) The First Albany Companies Inc. Restricted Stock Inducement Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed May 5, 2005).

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(6) The First Albany Companies Inc. 2005 Deferred Compensation Plan for Key Employees (incorporated by reference to Appendix B to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).

(7) The First Albany Companies Inc. 2005 Deferred Compensation Plan for Professional and Other Highly Compensated Employees (incorporated by reference to Appendix C to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).

(8) The First Albany Companies Inc. Deferred Compensation Plan for Key Employees (incorporated by reference to Exhibit 4.f to the Company’s Registration Statement on Form S-8 filed May 4, 2004).

(9) The First Albany Companies Inc. Deferred Compensation Plan for Professional and Other Highly Compensated Employees (f/k/a the First Albany Companies Inc. Deferred Compensation Plan (Non-ERISA))(incorporated by reference to Exhibit 4.e to the Company’s Registration Statement on Form S-8 filed May 3, 2002).

(10) First Albany Companies Inc. 8.5% Senior Notes, due 2010 Note Purchase Agreement, dated June 13, 2003 (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K for the year ended December 31, 2003 filed on March 12, 2004).

(11) Stock Purchase Agreement by and among the Shareholders of Descap Securities, Inc. and First Albany Companies Inc., dated February 18, 2004 (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-Q for the quarter ended March 31, 2004 filed on May 10, 2004).

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

First Albany Companies Inc.

/s/ Peter McNierney

Peter McNierney

Date:	March 27, 2007

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a) (1)	Terms of the Offer, dated March 27, 2007.
(a) (2)	Letter to all eligible employees from Peter McNierney, dated March 27, 2007.
(a) (3)	Form of Acceptance Letter.
(a) (4)	Form of Withdrawal Letter.
(a) (5)	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 1999 Long-Term Incentive Plan (Change of Control-Single Trigger).
(a) (6)	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 1999 Long-Term Incentive Plan (Change of Control- Double Trigger).
(a) (7)	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 2001 Long-Term Incentive Plan (Change of Control-Single Trigger).
(a)(8)	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 2001 Long-Term Incentive Plan (Change of Control-Double Trigger).
(d) (1)	The First Albany Companies Inc. 1989 Stock Incentive Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed May 20, 1999).
(d) (2)	The First Albany Companies Inc. 1999 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).
(d) (3)	The First Albany Companies Inc. 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed July 31, 2002).

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(d) (4)	The First Albany Companies Inc. 2003 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed June 2, 2003).
(d) (5)	The First Albany Companies Inc. Restricted Stock Inducement Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed May 5, 2005).
(d) (6)	The First Albany Companies Inc. 2005 Deferred Compensation Plan for Key Employees (incorporated by reference to Appendix B to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).
(d) (7)

The First Albany Companies Inc. 2005 Deferred Compensation Plan for Professional and Other Highly Compensated Employees (incorporated by reference to Appendix C to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).

(d) (8)	The First Albany Companies Inc. Deferred Compensation Plan for Key Employees (incorporated by reference to Exhibit 4.f to the Company’s Registration Statement on Form S-8 filed May 4, 2004).
(d) (9)

The First Albany Companies Inc. Deferred Compensation Plan for Professional and Other Highly Compensated Employees (f/k/a the First Albany Companies Inc. Deferred Compensation Plan (Non-ERISA))(incorporated by reference to Exhibit 4.e to the Company’s Registration Statement on Form S-8 filed May 3, 2002).

(d) (10)

First Albany Companies Inc. 8.5% Senior Notes, due 2010 Note Purchase Agreement, dated June 13, 2003 (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K for the year ended December 31, 2003 filed on March 12, 2004).

(d) (11)

Stock Purchase Agreement by and among the Shareholders of Descap Securities, Inc. and First Albany Companies Inc., dated February 18, 2004 (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-Q for the quarter ended March 31, 2004 filed on May 10, 2004).

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